Exhibit 99.3

ASML—Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,
(in millions EUR, except per share data)	Mar 30, 2014	Mar 31, 2013

Net system sales	1,030.0	676.9
Net service and field option sales	366.5	215.2
Total net sales	1,396.5	892.1

Total cost of sales	(787.0)	(551.4)
Gross profit	609.5	340.7

Other income	20.2	14.2
Research and development costs	(279.1)	(184.8)
Selling, general and administrative costs	(84.9)	(62.6)
Income from operations	265.7	107.5

Interest and other, net	(2.6)	(3.3)
Income before income taxes	263.1	104.2

Benefit from (provision for) income taxes	(14.0)	(8.0)
Net income	249.1	96.2

Basic net income per ordinary share	0.57	0.24
Diluted net income per ordinary share [3]	0.56	0.23

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	440.0	407.5
Diluted [3]	443.5	410.6

ASML—Ratios and Other Data 1,2

	Three months ended,
(in millions EUR, except otherwise indicated)	Mar 30, 2014	Mar 31, 2013

Gross profit as a percentage of net sales	43.6	38.2
Income from operations as a percentage of net sales	19.0	12.1
Net income as a percentage of net sales	17.8	10.8
Income taxes as a percentage of income before income taxes	5.3	7.6
Shareholders’ equity as a percentage of total assets	60.0	54.8
Sales of systems (in units)	40	29
Average selling price of system sales (EUR millions)	25.8	23.3
Value of systems backlog excluding EUV (EUR millions)	1,939	1,266
Systems backlog excluding EUV (in units)	47	42
Average selling price of systems backlog excluding EUV (EUR millions)	41.3	30.1
Value of booked systems excluding EUV (EUR millions)	1,070	715
Net bookings excluding EUV (in units)	30	25
Average selling price of booked systems excluding EUV (EUR millions)	35.7	28.6
Number of payroll employees in FTEs	10,582	8,625
Number of temporary employees in FTEs	2,867	2,249

ASML—Summary U.S. GAAP Consolidated Balance Sheets 1,2

	Mar 30,	Dec 31,
(in millions EUR)	2014	2013

ASSETS
Cash and cash equivalents	2,398.1	2,330.7
Short-term investments	599.7	679.9
Accounts receivable, net	832.2	878.3
Finance receivables, net	298.6	250.5
Current tax assets	92.1	32.3
Inventories, net	2,547.7	2,393.0
Deferred tax assets	118.5	124.4
Other assets	353.9	336.5
Total current assets	7,240.8	7,025.6

Finance receivables, net	46.2	46.0
Deferred tax assets	129.1	139.5
Other assets	330.2	298.6
Goodwill	2,092.7	2,088.6
Other intangible assets, net	688.1	697.6
Property, plant and equipment, net	1,231.2	1,217.8
Total non-current assets	4,517.5	4,488.1

Total assets	11,758.3	11,513.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	2,957.5	2,868.7

Long-term debt	1,097.3	1,070.2
Deferred and other tax liabilities	318.8	364.7
Provisions	4.4	4.6
Accrued and other liabilities	323.4	283.1
Total non-current liabilities	1,743.9	1,722.6

Total liabilities	4,701.4	4,591.3

Total shareholders’ equity	7,056.9	6,922.4
Total liabilities and shareholders’ equity	11,758.3	11,513.7

ASML—Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
(in millions EUR)	Mar 30, 2014	Mar 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	249.1	96.2

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	64.7	44.5
Impairment	3.9	0.1
Loss on disposal of property, plant and equipment	0.7	0.1
Share-based payments	23.1	5.7
Allowance for doubtful receivables	0.1	0.3
Allowance for obsolete inventory	41.5	30.4
Deferred income taxes	(29.9)	0.3
Changes in assets and liabilities	(149.8)	(233.9)
Net cash provided by (used in) operating activities	203.4	(56.3)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(75.5)	(27.3)
Purchase of intangible assets	—	(4.0)
Purchase of available for sale securities	(194.8)	(350.0)
Maturity of available for sale securities	275.0	440.0
Acquisition of subsidiaries (net of cash acquired)	—	—
Net cash provided by (used in) investing activities	4.7	58.7

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—
Purchase of shares	(145.0)	—
Net proceeds from issuance of shares	5.5	10.4
Net proceeds from issuance of notes	—	—
Repurchase of notes	—	—
Repayment of debt	(1.1)	(0.8)
Tax benefit from share-based payments	—	—
Net cash provided by (used in) financing activities	(140.6)	9.6

Net cash flows	67.5	12.0

Effect of changes in exchange rates on cash	(0.1)	0.5
Net increase (decrease) in cash and cash equivalents	67.4	12.5

ASML—Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,
(in millions EUR, except per share data)	March 30, 2014	Dec 31, 2013	Sep 29, 2013	Jun 30, 2013	Mar 31, 2013

Net system sales	1,030.0	1,441.2	959.5	915.5	676.9
Net service and field option sales	366.5	407.1	358.7	271.2	215.2
Total net sales	1,396.5	1,848.3	1,318.2	1,186.7	892.1

Total cost of sales	(787.0)	(1,042.6)	(787.4)	(686.7)	(551.4)
Gross profit	609.5	805.7	530.8	500.0	340.7

Other income	20.2	17.2	16.7	16.3	14.2
Research and development costs	(279.1)	(253.1)	(244.1)	(200.0)	(184.8)
Selling, general and administrative costs	(84.9)	(90.0)	(91.2)	(67.9)	(62.6)
Income from operations	265.7	479.8	212.2	248.4	107.5

Interest and other, net	(2.6)	(3.5)	(11.6)	(6.0)	(3.3)
Income before income taxes	263.1	476.3	200.6	242.4	104.2

Benefit from (provision for) income taxes	(14.0)	4.8	(7.5)	2.7	(8.0)
Net income	249.1	481.1	193.1	245.1	96.2

Basic net income per ordinary share	0.57	1.09	0.44	0.58	0.24
Diluted net income per ordinary share [3]	0.56	1.08	0.43	0.57	0.23

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	440.0	442.0	443.0	426.1	407.5
Diluted [3]	443.5	445.7	447.1	430.4	410.6

ASML—Quarterly Summary Ratios and other data 1,2

	Three months ended,
(in millions EUR, except otherwise indicated)	March 30, 2014	Dec 31, 2013	Sep 29, 2013	Jun 30, 2013	Mar 31, 2013

Gross profit as a percentage of net sales	43.6	43.6	40.3	42.1	38.2
Income from operations as a percentage of net sales	19.0	26.0	16.1	20.9	12.1
Net income as a percentage of net sales	17.8	26.0	14.7	20.7	10.8
Income taxes as a percentage of income before income taxes	5.3	(1.0)	3.7	(1.1)	7.6
Shareholders’ equity as a percentage of total assets	60.0	60.1	58.9	61.8	54.8
Sales of systems (in units)	40	56	34	38	29
Average selling price of system sales (EUR millions)	25.8	25.7	28.2	24.1	23.3
Value of systems backlog excluding EUV (EUR millions)	1,939	1,953	1,838	1,395	1,266
Systems backlog excluding EUV (in units)	47	56	59	42	42
Average selling price of systems backlog excluding EUV (EUR millions)	41.3	34.9	31.1	33.2	30.1
Value of booked systems excluding EUV (EUR millions)	1,070	1,449	1,415	1,065	715
Net bookings excluding EUV (in units)	30	52	51	38	25
Average selling price of booked systems excluding EUV (EUR millions)	35.7	27.9	27.7	28.0	28.6
Number of payroll employees in FTEs	10,582	10,360	10,187	10,001	8,625
Number of temporary employees in FTEs	2,867	2,865	2,825	2,482	2,249

ASML—Quarterly Summary U.S. GAAP Consolidated Balance Sheets 1,2

	March 30,	Dec 31,	Sep 29,	Jun 30,	Mar 31,
(in millions EUR)	2014	2013	2013	2013	2013

ASSETS
Cash and cash equivalents	2,398.1	2,330.7	2,061.2	1,592.3	1,780.1
Short-term investments	599.7	679.9	662.5	758.3	840.0
Accounts receivable, net	832.2	878.3	626.2	612.8	689.8
Finance receivables, net	298.6	250.5	426.3	252.4	300.8
Current tax assets	92.1	32.3	33.3	55.9	64.8
Inventories, net	2,547.7	2,393.0	2,492.4	2,371.7	2,005.8
Deferred tax assets	118.5	124.4	153.9	157.7	105.1
Other assets	353.9	336.5	387.3	292.3	278.6
Total current assets	7,240.8	7,025.6	6,843.1	6,093.4	6,065.0

Finance receivables, net	46.2	46.0	17.6	17.5	17.4
Deferred tax assets	129.1	139.5	65.7	52.5	40.3
Other assets	330.2	298.6	287.3	292.1	312.7
Goodwill	2,092.7	2,088.6	2,133.6	2,208.0	153.2
Other intangible assets, net	688.1	697.6	722.6	759.5	12.6
Property, plant and equipment, net	1,231.2	1,217.8	1,163.2	1,127.2	1,012.3
Total non-current assets	4,517.5	4,488.1	4,390.0	4,456.8	1,548.5

Total assets	11,758.3	11,513.7	11,233.1	10,550.2	7,613.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	2,957.5	2,868.7	2,758.3	2,489.4	2,346.4

Long-term debt	1,097.3	1,070.2	1,079.6	735.6	746.6
Deferred and other tax liabilities	318.8	364.7	351.2	372.5	92.1
Provisions	4.4	4.6	6.2	6.9	6.6
Accrued and other liabilities	323.4	283.1	416.9	423.5	249.7
Total non-current liabilities	1,743.9	1,722.6	1,853.9	1,538.5	1,095.0

Total liabilities	4,701.4	4,591.3	4,612.2	4,027.9	3,441.4

Total shareholders’ equity	7,056.9	6,922.4	6,620.9	6,522.3	4,172.1
Total liabilities and shareholders’ equity	11,758.3	11,513.7	11,233.1	10,550.2	7,613.5

ASML—Quarterly Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

		Three months ended,
(in millions EUR)	March 30, 2014	Dec 31, 2013	Sep 29, 2013	Jun 30, 2013	Mar 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	249.1	481.1	193.1	245.1	96.2

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	64.7	67.5	67.9	48.8	44.5
Impairment	3.9	9.9	0.5	2.6	0.1
Loss on disposal of property, plant and equipment	0.7	1.7	0.5	0.5	0.1
Share-based payments	23.1	17.9	19.4	9.4	5.7
Allowance for doubtful receivables	0.1	(0.1)	0.5	0.4	0.3
Allowance for obsolete inventory	41.5	52.4	48.2	33.9	30.4
Deferred income taxes	(29.9)	(17.3)	(12.8)	7.1	0.3
Changes in assets and liabilities	(149.8)	(91.3)	(209.9)	133.5	(233.9)
Net cash provided by (used in) operating activities	203.4	521.8	107.4	481.3	(56.3)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(75.5)	(77.7)	(55.3)	(50.5)	(27.3)
Purchase of intangible assets	—	—	—	—	(4.0)
Purchase of available for sale securities	(194.8)	(255.0)	(174.9)	(125.0)	(350.0)
Maturity of available for sale securities	275.0	237.6	270.7	246.7	440.0
Acquisition of subsidiaries (net of cash acquired)	—	—	—	(443.7)	—

Net cash provided by (used in) investing activities	4.7	(95.1)	40.5	(372.5)	58.7

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	—	(216.1)	—
Purchase of shares	(145.0)	(163.7)	(51.6)	(84.7)	—
Net proceeds from issuance of shares	5.5	10.2	4.0	7.2	10.4
Net proceeds from issuance of notes	—	—	740.4	—	—
Repurchase of notes	—	—	(368.3)	—	—
Repayment of debt	(1.1)	(1.2)	(1.2)	(0.9)	(0.8)
Tax benefit from share-based payments	—	1.3	1.9	—	—
Net cash provided by (used in) financing activities	(140.6)	(153.4)	325.2	(294.5)	9.6

Net cash flows	67.5	273.3	473.1	(185.7)	12.0

Effect of changes in exchange rates on cash	(0.1)	(3.8)	(4.2)	(2.1)	0.5
Net increase (decrease) in cash and cash equivalents	67.4	269.5	468.9	(187.8)	12.5

Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation

The accompanying consolidated financial statements are stated in millions of euros (‘EUR’) unless otherwise indicated. ASML follows accounting principles generally accepted in the United States of America (“US GAAP”). On May 30, 2013, we acquired 100% of the issued share capital of Cymer Inc., financial information presented in the Consolidated Financial Statements include Cymer Inc. as of that date. Further disclosures, as required under US GAAP in annual reports, are not included in the summary consolidated financial statements.

Use of estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which ASML is the primary beneficiary (referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights.

Revenue recognition

In general, ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

The main portion of ASML’s revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. For each of the specified deliverables ASML determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). When we are unable to establish relative selling price using VSOE or TPE, ASML uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly dominated in euros, to a certain extent in US dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML—Reconciliation US GAAP—IFRS 1,2

Net income	Three months ended,
(in millions EUR)	Mar 30, 2014	Mar 31, 2013

Net income based on U.S. GAAP	249.1	96.2
Development expenditures (see Note 1)	27.5	58.0
Share-based payments (see Note 2)	0.7	0.8
Income taxes (see Note 3)	6.0	0.7
Net income based on IFRS	283.3	155.7

Shareholders’ equity (in millions EUR)	Mar 30, 2014	Dec 31, 2013	Sep 29, 2013	Jun 30, 2013	Mar 31, 2013

Shareholders’ equity based on U.S. GAAP	7,056.9	6,922.4	6,620.9	6,522.3	4,172.1
Development expenditures (see Note 1)	610.2	582.7	555.7	507.3	456.1
Share-based payments (see Note 2)	26.0	27.0	27.9	27.1	4.2
Income taxes (see Note 3)	18.7	12.7	18.0	18.3	32.1
Equity based on IFRS	7,711.8	7,544.8	7,222.5	7,075.0	4,664.5

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures

Under US GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments

Under US GAAP, ASML applies ASC 718 “Compensation-Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under US GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes

Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.
[3]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.